Note 5: Regulatory matters and litigation

In late 2003 and 2004, Putnam Management settled charges brought by the SEC and the Massachusetts Securities
Division in connection with excessive short-term trading in Putnam funds. In July 2011, the fund recorded a receivable of $639,361 related to restitution amounts in connection with a distribution plan approved by the SEC. This amount was received by the fund in December 2011. These allegations and related matters have served as the general basis for certain lawsuits, including purported class action lawsuits against Putnam Management and, in a limited number of cases, some Putnam funds. In May 2011, the fund received a payment of $18,004 related to settlement of those lawsuits. Putnam Management has agreed to bear any costs incurred by the Putnam funds as a result of these matters.